UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 28, 2022	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 28, 2022

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Ordinary Shareholders’ Meeting held on April 27, 2022

Dear Sirs,
In compliance with Article 4, Chapter II, Title II of the CNV Rules and Article 79 of the Listed Rules of BYMA, below you will find a summary of the resolutions approved by the Ordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. held on April 27, 2022.
As already informed, the meeting was held remotely, in compliance with Article 61 of the Argentine Capital Markets Law No. 26,831, General Resolution No. 830/2020 of the CNV and Article 18 of the company’s bylaws.
On behalf of the Stock Exchange and Markets (BYMA), Mrs. Mariela Bertola also attended the meeting.
1°) Appointment of the persons in charge of subscribing the minute.
With a majority of votes, it was resolved that the minutes of the meeting would be prepared and signed, together with the Company’s President, by the representative of the shareholder Intercement Trading e Inversiones Argentina S.L. and by the representative of the Branch of Citibank N.A. in the Argentine Republic.
2°) Consideration of the documents to which paragraph 1°) of Article 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year No. 97 ended on December 31st, 2021.
With a majority of votes, it was resolved to skip the reading and transcription in the meeting minutes and to approve the annual report and the documentation set forth in Article 234, paragraph 1) of Law No. 19,550 together with the rest of the documents corresponding to the regular fiscal year No. 97 ended as of December 31, 2021.
3°) Consideration of the positive unallocated earnings of the year ended on December 31st, 2021 for the amount of AR$ $6,585,821 thousands. Consideration of the proposal of the Board of Directors to allocate said sum to the constitution of an “Optional Reserve for Future Dividends”. Delegation to the Board of Directors of the power to totally or partially disaffect and on one or more times depending on the evolution of the business and until the next annual shareholders meeting that will consider the financial statements as of December 31, 2022.
With a majority of votes, it was approved to allocate the sum of AR$ $6,585,821 thousands to the Optional Reserve for Future Dividends. Also, by a majority of votes, it was approved to delegate to the Company's Board of Directors the power to totally or partially disaffect and distribute in cash, in one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders’ meeting that will consider the financial statements corresponding to the year ending December 31, 2022.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

4°) Consideration of the performance of the members of the Board of Directors for the year ended December 31, 2021.
With a majority of votes, the performance of all the members of the Board of Directors for the year ended December 31, 2021 was approved pursuant to Article 275 of Law No. 19,550.
5°) Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2021.
With a majority of votes, the performance of the members of the Supervisory Committee for the year ended on December 31, 2021 was approved.
6°) Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2021 of AR$ $203,879,023.81 (total amount of remunerations).
With a majority of votes, the remuneration of the Board of Directors that corresponds to the year that ended on December 31, 2021 was approved.
7°) Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2021.
With a majority of votes the remuneration of the members of the Supervisory Committee for the year ended on December 31, 2021 (i.e., AR$ 4,524,384) was approved.
8°) Setting of the number of directors and appointment of the regular and alternate members for year 2022. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.
With a majority of votes it was resolved to: (i) set the number of Directors in 9 (nine), with no appointment of Alternate Directors; and (ii) appoint Messrs.: Flávio Mendes Aidar, Sergio Damián Faifman, Javier Enrique Patrón, Livio Hagime Kuze, Paulo Diniz, Carlos Alberto Boero Hughes, Diana Elena Mondino, Sergio Daniel Alonso and César Javier Graña as Directors for the year ending on December 31, 2022.
With a majority of votes a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course was also approved.
9°) Appointment of the regular and alternate members of the Supervisory Committee for year 2022.
With a majority of votes, it was resolved to appoint the following persons as members of the Supervisory Committee for year 2022: (i) Full Members: Omar Raúl Rolotti, Antonio Juan Lattuca and Adriana Irene Calvo; (ii) and Alternate Members: Claudio Aldo Forti, Carlos Roberto Chiesa and Jose Alanis.
10°) Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2022.
With a majority of votes, it was resolved to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) as External Auditors of the Company for 2022, and, in particular, Mr.  José Alberto Coya Testón as Principal Partner and Mr. Karen Grigorian as Alternate Partner.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

11°) Approval of the fees of the External Auditors for the year ended on December 31st, 2021.
With a majority of votes the fees of the External Auditors for the year ended on December 31, 2021 (i.e., AR$ 118,919,651 without VAT) were approved.
12°) Consideration of the fees of the External Auditors for the year 2022.
With a majority of votes, it was resolved to postpone the consideration of the fees of the External Auditors for the year ended on December 31, 2022 for the next annual shareholders meeting.
13°) Approval of the budget of the Audit Committee for 2022.
With a majority of votes, the budget of the Audit Committee for the fiscal year 2022 was set in AR$ 127,540,500 (without VAT).
14°) Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.
With a majority of votes, it was resolved to authorize Messrs. Lucrecia Loureiro y/o Luciano Babuin y/o Sofía Greppi y/o Fabian Fuente y/o Valentina Alvarez so that, any of them in an indistinct manner, may obtain administrative consents and register all the resolutions taken by the Company before the Public Registry of Commerce of Buenos Aires (IGJ), the CNV (including the Financial Information Highway), the Buenos Aires Stock Exchange (BYMA), the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and any other relevant authority, granting them power to sign documents, issue deeds, take notice and answer requirements, and make the corresponding publications.
Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.